SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 11, 2014

Chunghwa Telecom Co., Ltd.

(Translation of registrant's name into English)

21-3 Hsinyi Road Sec. 1, Taipei, Taiwan, 100 R.O.C.

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Chunghwa Telecom Co., Ltd.
Date : February 11, 2014	By:	/s/ Mu-Piao Shih
	Name:	Mu-Piao Shih
	Title:	President and Acting CFO

Exhibit Index

Exhibit No.	Description
EX-99.1	Announcement on 2014/01/10 : Clarification of the report "Asia Pacific Telecom is open to cooperate with Chunghwa Telecom"

EX-99.2	Announcement on 2014/01/10 : Correction to endorsement/guarantee amount reported in "Disclosure for Endorsement and Guarantee"

EX-99.3	Announcement on 2014/01/16 : Announcement of the litigation with Yunlin County Government for the expenditure sharing of duct construction project for the High Speed Railway

EX-99.4	Announcement on 2014/01/20 : Chunghwa Telecom holds investor conference for the fourth quarter of 2013 operation results

EX-99.5	Announcement on 2014/01/20 : Clarification of the news report regarding CHT's base station procurement seven times more expensive

EX-99.6	Announcement on 2014/01/28 : Financial forecast for 2014

EX-99.7	Announcement on 2014/01/28 :The Board resolved to donate to the related parties

EX-99.8	Announcement on 2014/01/28 : New appointment of Chief Financial Officer and Spokesperson

EX-99.9	Announcement on 2014/01/28 :New appointment of Chief Executive Officer

EX-99.10	Announcement on 2014/01/28 : New appointment of Chairman & CEO

EX-99.11	Announcement on 2014/01/28 :Replacement of Representative Juristic-Person Director

EX-99.12	Announcement on 2014/02/10 : To announce the Company's January 2014 revenues

EX-99.13	Announcement on 2014/02/10 : January 2014 sales